FILED BY ERA GROUP INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: BRISTOW GROUP INC.
COMMISSION FILE NO. 001-31617

PRESS RELEASE

BRISTOW GROUP ANNOUNCES STOCK REPURCHASES

HOUSTON, June 1, 2020 – Bristow Group Inc. (“Bristow”) announced today entry into privately negotiated stock repurchase agreements to repurchase 142,721 shares of its common stock and 98,784 shares of its preferred stock at an aggregate purchase price of approximately $4.8 million (collectively, the “Repurchases”). The closing of the Repurchases is subject to a number of conditions, including the repayment of all amounts outstanding under, and the termination of, Bristow’s term loan and the satisfaction or waiver of all of the conditions to Bristow’s contemplated merger with Era Group Inc. All shares of common and preferred stock repurchased in connection with the Repurchases will be canceled. Following the closing of the Repurchases, which is expected to occur immediately prior to the completion of the contemplated merger, Bristow will have 11,092,845 shares of common stock outstanding and 6,725,798 shares of preferred stock outstanding.

ABOUT BRISTOW GROUP INC.

Bristow is the world’s leading provider of offshore oil and gas transportation, search and rescue (“SAR”) and aircraft support services to government and civil organizations worldwide. Bristow’s strategically located global fleet supports operations in the North Sea, Nigeria and the U.S. Gulf of Mexico; as well as in most of the other major offshore oil and gas producing regions of the world, including Australia, Brazil, Canada, Guyana and Trinidad. Bristow provides SAR services to the private sector worldwide and to the public sector for all of the United Kingdom on behalf of the Maritime and Coastguard Agency. To learn more, visit the Bristow website at www.bristowgroup.com.

ABOUT ERA GROUP INC.

Era Group Inc. (“Era”) is one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the U.S. In addition to servicing its U.S. customers, Era provides helicopters and related services to customers and third-party helicopter operators in other countries, including Brazil, Chile, Colombia, India, Mexico, Spain, and Suriname. Era’s helicopters are primarily used to transport personnel to, from and between offshore oil and gas production platforms, drilling rigs and other installations. In addition, Era’s helicopters are used to perform emergency response services, firefighting, utility, VIP transport and other services. Era also provides a variety of operating lease solutions and technical fleet support to third party operators. To learn more, visit the Era website at www.erahelicopters.com.

Additional Information and Where to Find It

In connection with Bristow’s proposed merger with Era, on April 3, 2020, Era filed with the Securities and Exchange Commission (the “SEC”) a preliminary registration statement on Form S-4, as amended by Amendment No. 1 thereto filed on April 23, 2020 (the “Registration Statement”), which became effective May 5, 2020. On May 6, 2020, Era filed with the SEC a final prospectus pursuant to Rule 424(b)(3) that included the final joint proxy and consent solicitation statement of Era and Bristow that also constitutes a final prospectus of Era (the “Final Joint Proxy and Consent Statement/Prospectus”). Era and Bristow commenced mailing the Final Joint Proxy and Consent Statement/Prospectus to their respective stockholders on May 14, 2020. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Final Joint Proxy and Consent Statement/Prospectus, the registration statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL JOINT PROXY AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. You may obtain a copy of the Final Joint Proxy and Consent Statement/Prospectus, the Registration Statement and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com; or (2) Era by mail at 945 Bunker Hill Rd., Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.erahelicopters.com.

Participants in Proxy Solicitation

Bristow, Era and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website and the Final Joint Proxy and Consent Statement/Prospectus and information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 6, 2020 and the Final Joint Proxy and Consent Statement/Prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Final Joint Proxy and Consent Statement/Prospectus filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the Final Joint Proxy and Consent Statement/Prospectus carefully and in its entirety before making any voting or investment decisions.

No Offer or Solicitation

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-Looking Statements

Certain statements discussed in this release as well as in other reports, materials and oral statements that Bristow releases from time to time to the public include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any results, levels of activity, performance, or achievements expressed or implied by any forward-looking statement. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only beliefs of Era and Bristow management regarding future results or events, many of which, by their nature, are inherently uncertain and outside of such management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Bristow cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of the document in which they are made, and Bristow undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof. The forward-looking statements in this release should be evaluated together with the many uncertainties that affect Bristow’s businesses, particularly those mentioned under “Risk Factors” in the Final Joint Proxy and Consent Statement/Prospectus.